Correspondence

June 7, 2013

Via EDGAR
Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC  20549-3561

Re:	Triumph Group, Inc. Form 10-K for Fiscal Year Ended March 31, 2012 Filed on May 29, 2012 Definitive Proxy Statement on Schedule 14A Filed on June 19, 2012 File No. 001-12235

Dear Mr. Shenk:

This letter responds to the comment set forth in your letter dated June 5, 2013 to M. David Kornblatt, Executive Vice President and Chief Financial Officer of Triumph Group, Inc. (the “Company”), regarding the Company’s  Definitive Proxy Statement listed above.  For your convenience, we have restated the Staff’s comment and have provided the Company’s response below each comment.

Definitive Proxy Statement on Schedule 14A

1.
We note your response which includes certain draft sections of your Compensation Discussion and Analysis for your named executive officers for the fiscal year ended March 31, 2013.  However, we note that you did not provide an analysis explaining why you believe you did not engage in benchmarking with respect to the base salaries of your named executive officers for fiscal 2013.  Your disclosures in the Executive Compensation Overview and Base Salaries sections indicate that you use competitive market data from certain companies to make compensation decisions related to your named executive officers’ compensation.  In this regard, we note that your management obtained compensation survey data from Towers Watson and that your management compiled compensation data from an ERI database.  We also note that the Towers Watson survey data was used by management to develop compensation bands for exempt employee positions, which accordingly to your disclosure includes your named executive officers.  Additionally, we note that Mr. Ill made certain recommendations to your Compensation Committee in April 2012 regarding adjustments to your named executive officers’ base salaries for fiscal 2013 based in part on the aggregated survey data.  Further, we note that your Compensation Committee used this aggregate survey data as a double check on the previously approved base salary adjustments for fiscal 2013.  Lastly, with respect to the salary determination of Mr. Frisby for fiscal 2013, your Compensation Committee considered aggregated CEO base salary data from the Towers Watson survey and the ERI database.

Lyn Shenk
June 7, 2013

Benchmarking in the context of Item 402 of Regulation S-K entails using compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision. Refer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations. Based on your disclosures in the draft sections, we note that it does not appear that your Compensation Committee or management used the Towers Watson survey data or the ERI data solely for a general purpose such as obtaining a general understanding of current compensation practices.  Rather, it appears that your Compensation Committee and management used the Towers Watson survey data and the ERI data in part to base, justify or provide a framework for their compensation decisions. Please confirm that you will revise your draft disclosure to list the companies to which you benchmark and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.  In this regard, please list the companies whose compensation data was used to compile the Tower Watson survey data and the ERI data and discuss the degree to which you considered such companies comparable.  To the extent that different benchmarking companies were used for different named executive officer positions, please clarify and identify the companies used for each position.  Alternatively, please provide a legal analysis as to why you believe you have not engaged in benchmarking with respect to the base salaries of your named executive officers for fiscal 2013.

RESPONSE:

The Company engaged Towers Watson in fiscal 2013 to provide aggregate survey data, as described in our draft Compensation Discussion and Analysis, to inform the Company in its efforts to harmonize and integrate the compensation programs of Vought Aircraft Industries (acquired in fiscal 2011) and Triumph Group, Inc.  The acquisition of Vought made the integrated company a much larger company, in terms of revenues, employees, locations and operations, and the Company was seeking to acquire general information regarding compensation practices.  It believes its use of the data as a secondary source provided the Company with general information about such larger companies that could help inform its harmonization activities, and that it did not use the survey data, in whole or in part, to base, justify or provide a framework for the compensation decisions that were made, as contemplated by Regulation S-K Compliance and Disclosure Interpretation 118.05.  Historical data about Triumph’s compensation practices and actual compensation, as well as an understanding of the specific Triumph named executive officer  positions and responsibilities, were the primary data used by management in developing such compensation recommendations.

Lyn Shenk
June 7, 2013

Neither management nor the Compensation Committee requested or had access to the names of any of the specific companies included in the aggregated survey results.  Section 402(b)(xiv) requires a company engaged in any benchmarking to identify the benchmark and, if applicable, its components (including component companies).  The Company believes that the “component companies” identities are not relevant to the decisions that were made, and are not material to our investors, because neither the identity of such companies nor any company-specific information was included in our use of the aggregated survey data as a data point or relevant to the compensation decisions that were made.  Further, the Staff has expressed the concern that failure to disclose the list of companies could lead to use of company-specific information in a survey format, without adequate disclosure of comparable companies actually used.  Now that we are actually in possession of the identity of the companies for which data are included in the Towers Watson and Mercer surveys, we believe that the number, industry ranges, and diversity of the companies in these truly broad based surveys would eliminate such concern, as it is clear that we were not identifying and using comparable company specific data.

As we describe in our proxy statement, the survey reports did disclose to us, as an additional data point, the number of instances included in the aggregate data on a position-by-position basis.  However, Tower Watson is not permitted to disclose the identity of the companies that comprise the data instances on a position-by-position basis for antitrust reasons because health care companies are included within the surveyed companies.

We have elected to include listings of the companies included in each of the Towers Watson and Mercer surveys and the ERI database of relevant companies as an Appendix to our 2013 proxy statement, and to reference such Appendix in the manner set forth in the attached excerpts from our CD&A.

We attach as Exhibit A to this response letter the pertinent portions of our CD&A as revised to reflect these changes, and the Appendix D.  The excerpted portions of our CD&A are marked to show the changes from the draft we provided to you with our May 31, 2013 response letter.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lyn Shenk
June 7, 2013

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.

Thank you for your cooperation.

Sincerely, /s/ John B. Wright, II John B. Wright, II Vice President, General Counsel and Secretary

EXHIBIT A

TRIUMPH GROUP, INC.
SELECTED SECTIONS OF
FISCAL 2013 CD&A

Compensation Discussion and Analysis

Executive Compensation Overview

Our executive compensation programs are intended to achieve several business objectives:

•	to help us recruit and retain executives with the talent required to successfully manage our business

•	to motivate our executives to achieve our business objectives

•	to instill in our executives a long-term commitment to Triumph’s success by providing elements of compensation that align the executives’ interests with those of our stockholders

•	to provide compensation that recognizes individual contributions as well as overall business results

•	to avoid or minimize the risks of incentivizing management behavior that is inconsistent with the interests of our stockholders

Our compensation strategy is to place the major portion of total executive compensation at risk in the form of annual incentives and long-term, stock- based compensation programs. The components of our current executive compensation program are:

•	annual salary

•	annual cash bonus compensation

•	long-term equity incentive compensation

•	pension benefits and deferral of compensation

•	perquisites

•	benefits generally available to all Triumph corporate employees

Each of these components is described separately below. While the elements of compensation described below are considered separately, the Compensation and Management Development Committee (the “Compensation Committee”) takes into account the full compensation package we provide each executive officer, including matching contributions under our 401(k) plan, insurance and other benefits generally available to all Triumph employees, as well as the program components described below, in making compensation decisions for all executive officers, including the named executive officers.

In structuring each element of compensation and the executive compensation package as a whole, the Compensation Committee strives to create incentives for management to act in accordance with the interests of our stockholders.  The Compensation Committee also considers the risk that executive compensation may inadvertently provide incentives for management to make decisions that are not in the interests of the stockholders.  In addition, in determining actual payouts approved based on the achievement of the pre-established performance metrics, the Compensation Committee assesses whether the proposed payments achieved the desired objectives or demonstrated the influence of inappropriate compensation incentives. Where appropriate, the Compensation Committee has sought the advice of compensation consultants to assist in the development of appropriate incentives while minimizing the risk of creating or encouraging incentives that are inconsistent with the interests of stockholders.

The Compensation Committee reviewed the results of the fiscal 2012 shareholder say-on-pay advisory vote, which was approved by approximately 90% of votes present at the meeting, and determined that no changes to the Company's compensation practices was needed as a result of such advisory vote.

For the fiscal year ended March 31, 2013 (fiscal 2013), management and the Compensation Committee had identified the need to harmonize and integrate the compensation programs of Triumph and Vought Aircraft Industries, Inc. (Vought) (a company acquired by Triumph in fiscal 2011) for all exempt employees, including the named executive officers.  To assist the Company in achieving this objective, management, with the authorization of the Compensation Committee, retained Towers Watson to compile a compensation survey to assist in the compensation harmonization activities.  Towers Watson primarily used two databases available to it to provide management with information about compensation for each exempt employee position:  the 2011 TWDS Top Management U.S. without LTI and the 2011 Mercer DB Complete.  The aggregate survey ~~information used~~data provided for each position changed ~~(i.e., including or omitting industry or revenue comparable companies)~~ depending on the information available for persons holding that position.  For example, information compiled for the CEO position aggregated compensation data from 20 companies in the Towers Watson database and 40 companies from the Mercer database, while for the CFO position, the aggregated data came from 18 companies in the Towers Watson database and 87 companies in the Mercer database.  ~~Towers Watson did not specifically identify the companies whose information was used in either database with respect to any position, and~~The consultants are not permitted to disclose the specific identity of the companies providing the data instances for each named executive officer position to the Company ~~did not request such information~~.

In addition, consistent with the practice in prior years, for fiscal 2013 management compiled data from an executive compensation survey database subscribed to by Triumph as compiled and published by ERI Economic Research Institute, Inc. (ERI). Management extracted from the ERI survey data information regarding aggregate base salary, annual bonus, equity and total direct compensation information for designated officer positions (chief executive officer, chief financial officer, chief operating officer and other senior vice president roles) for companies of similar revenue size ($2 billion to $4 billion) as compared to Triumph), and/or companies with a primary SIC code within the same industry group as the company. Towers Watson was asked to compare the ERI aggregated data to the Towers Watson survey data.

The companies included in each of the Tower Watson and Mercer surveys, and the relevant industry companies included in the ERI database are listed on Appendix D to this proxy statement.  Neither management nor the Compensation Committee was in possession of these listings during the fiscal 2013 compensation process.

The reports provided by Towers Watson ~~survey data was used by~~to the Company based on such survey data served as a data point for management in April 2012 ~~primarily to develop~~as management developed compensation bands for exempt employee positions .  Neither the Towers Watson ~~survey~~report nor the ERI aggregated data was specifically provided to the Compensation Committee for the meetings that occurred in April 2012 when base salaries and bonus and incentive compensation opportunities for fiscal 2013 were approved by the Compensation Committee.  Rather, the Compensation Committee considered the recommendations of Mr. Ill, who was our CEO at that time, with respect to adjustments in the fiscal 2013 salaries of our named executive officers other than himself, based ~~in part on the aggregated survey data, as well as~~on the compensation factors described more fully below.  The aggregated survey data were circulated to the Compensation Committee shortly after the April 2012 meeting, ~~and~~so that it could be reviewed as a double check of the fiscal 2013 compensation opportunities that had been established and approved for the named executive officers.  As described below, Mr. Ill’s compensation was treated differently in view of the succession plan confirmed at the April 2012 meeting that he be succeeded as CEO by Jeffry D. Frisby at the time of the annual meeting of stockholders held in July 2012.

Once actual fiscal 2013 compensation was fully determined at the April 2013 Compensation Committee meeting, a comparison to the aggregated survey data shows that, in general, the Triumph named executive officers received base salary compensation that approached the median of the survey data, while total direct compensation, based on the achievement of Company-based performance metrics, has the capacity to reward executive officers, through bonus and incentive compensation opportunities at a higher level only if target incentive goals are exceeded.  Each element of such fiscal 2013 compensation for the named executive officers is described in more detail below.

Base Salaries

We initially set base salary for a named executive officer by evaluating the responsibilities of the position and the experience of the individual.  In doing so, we consider the competitive marketplace for executive talent, including a comparison of aggregated base salary ERI survey data for comparable positions.  We determine annual salary adjustments by evaluating the performance of Triumph and of each named executive officer, taking into account changes in responsibilities.

During fiscal 2013, Richard C. Ill served as our Chief Executive Officer from April 1, 2012 until July 19, 2012, when he assumed the role of Chairman.  On July 19, 2012 Jeffry D. Frisby was appointed as our CEO.  He had been President and Chief Operating Officer of Triumph since 2009.  In April 2012, in light of Mr. Ill’s pending appointment as Chairman, Mr. Ill’s base salary for fiscal 2013 was not changed, and Mr. Frisby’s base salary was established taking into account the expectation that ~~we~~he would assume the CEO role during fiscal 2013.  The factors considered in setting such base salaries included:

•	the extent of our success in meeting our financial objectives for fiscal 2012;

•	how our financial performance compared with that of similar companies engaged in providing products and services to the aviation industry;

•	current economic conditions in the aviation industry generally;

•	the performance of the common stock and management’s ability to enhance stockholder value generally;

•	Mr. Ill’s and Mr. Frisby’s individual performance; and

•	aggregated CEO base salary data from the Towers Watson survey and the ERI data.

Annual Cash Bonus Compensation

We provide significant incentive opportunities for our named executive officers.  The incentive opportunities are established at levels to provide our executives with the potential for significant bonus opportunity only if our performance objectives are met at target levels or exceeded.  Nevertheless, significant variations are possible depending upon the performance of Triumph and the executive’s individual performance.

Our annual cash bonus plan for executive officers is tied to the annual business plan.  The business plan for a given fiscal year is developed at the business unit, group and corporate levels in a formal process taking place over several months beginning generally in the third fiscal quarter of the prior fiscal year.  The business plan is then reviewed and approved by our Board of Directors in the first month of the fiscal year.  Our business plan for the fiscal year ended March 31, 2013 was developed beginning in the late fall of 2011 and approved by the Board of Directors in April 2012.

The annual cash bonus payouts awarded to our named executive officers are tied to such business plan by initially measuring actual company performance against the target for earnings per share set in the business plan.  While no financial performance measure or measures can perfectly reflect company performance, we believe earnings per share is a fair measure of performance that also focuses our executives on the measure of perhaps greatest significance to our stockholders, thus aligning our executives’ interests with those of our stockholders.  Where appropriate, individual non-financial performance measures are also considered in determining annual cash bonus compensation.

For Mr. Frisby, our Chief Executive Officer after July19, 2012, and Mr. Kornblatt, our Chief Financial Officer, the target amount of their annual cash bonus compensation for fiscal 2013 was equal to 80% and 70%, respectively, of their annual base salaries, and the maximum amount of their annual cash bonus compensation (subject to discretionary increases by the Compensation Committee) was equal to 160% and 140%, respectively, of their annual base salaries.  Our other named executive officers have annual cash bonus award targets that are set by the Chief Executive Officer, with the approval of the Compensation Committee, according to the executive’s job function and level within Triumph.  These target and maximum bonus amounts are established based upon a consideration of each executive’s compensation level to provide a balance between fixed compensation and compensation at risk that is appropriate, in our judgment, taking into consideration the significance of the position and the executive’s record of performance against company objectives.  For example, an executive with an established record of successful performance is likely to receive an increase in target and maximum annual cash bonus opportunities rather than a significant increase in base salary.  No one executive officer can receive a payout under the annual cash bonus compensation plan in any fiscal year in excess of $3.0 million.

The Compensation Committee determines the amount of the annual cash bonus award of the Chief Executive Officer.  The Chief Executive Officer determines the amount of the annual cash bonus award to each other named executive officers, subject to the review and approval of the Compensation Committee.  For fiscal 2013, Mr. Ill, in the role of CEO, made recommendations to the Compensation Committee for fiscal 2013 bonus opportunities for the other named executive officers in April 2012, and Mr. Frisby, in the role of CEO, provided the Compensation Committee with recommendations for actual fiscal 2013 bonus payouts for the other named executive officers in April 2013.

Long-Term Equity Compensation

We award stock options and restricted stock to executive officers and other management employees to align management’s interest with that of stockholders.  Under Triumph’s 2004 Stock Incentive Plan, the Compensation Committee can grant stock options and restricted stock awards to our executive officers as well as to other employees.  The Compensation Committee sets guidelines for the size of stock option awards and restricted stock awards based on factors such as the amount of potential compensation opportunity that it wants to award upon achievement of specific performance criteria and other factors as described above.  The Compensation Committee determines the size of any grant made to the Chief Executive Officer.  The Compensation Committee also approves the amounts of the grants made to the other named executive officers based upon the recommendation of the Chief Executive Officer.  In the event of poor corporate performance in the prior fiscal year, the Compensation Committee may elect not to make equity awards.

On September 28, 2010, our Board of Directors adopted the Executive Incentive Plan (the “Executive Incentive Plan”), which is designed to promote the achievement of the Company’s business objectives by those senior executives (including the named executive officers) who are most responsible for Company strategy, achievement of synergies from the acquisition of Vought, improvement of operations, and future acquisitions, with an enhanced focus on the longer term and using performance metrics related to the performance objectives on which they are evaluated, but different from those upon which the annual cash bonus compensation is based.  Participation in the Executive Incentive Plan is limited to senior executives of the Company who are designated as eligible, and eligibility is determined by the Compensation Committee within 90 days after the beginning of each plan year.  Award periods under the Executive Incentive Plan are three-year periods, which include a one-year performance period as the first year of such period.  In accordance with ~~Section~~section 162(m) of the Code, the Compensation Committee establishes target incentive award and performance goals under the Executive Incentive Plan.  At the end of each one-year performance period, the Committee determines each participant’s earned incentive award, if any, based on the attainment of the performance goals during the performance period.  Earned incentive awards may be made at a target level (the established performance goals are met at the 100% level), threshold level (the established performance goals are met such that 50% of the target incentive award is earned) and overachievement level (the established performance goals are exceeded such that 200% of the target incentive award is earned).  Performance between the threshold, target and overachievement performance levels will result in awards adjusted in amount so as to be in linear proportion to the difference between the achieved performance level and the established performance levels.  No award will be earned under the Executive Incentive Plan if the threshold is not met for the first year of the performance period, and no award shall be earned that exceeds 200% of the target incentive award.  The value of earned incentive awards is divided between an earned cash award, equal to 30% of the value of the earned incentive award, and an earned stock award, equal to 70% of the value of the earned incentive award.  Earned stock awards consist of a stock award made under the 2004 Stock Incentive Plan, which will be subject to forfeiture and transfer restrictions through the end of the three-year performance period, and the earned cash award will not be paid until the end of the three-year performance period.  Consistent with the objective of incentivizing performance over a longer term, one-third of each earned incentive award (both cash and stock components) is subject to forfeiture if the threshold performance is not maintained, on average, over the entire three-year performance period.

APPENDIX D

Listing of Companies included in Compensation Survey Data Bases

Towers Watson 2012 General Industry Top Management Compensation Survey - U.S.

Federal Reserve Bank of Chicago
Herman Miller, Inc.
Erie Insruance
Volvo
Black Hills Corporation
Nebraska Public Power District
Carlson, Inc
Mutual of Omaha
Harman International Industries, Inc.
Nash Finch Company
Service Corporate International
L.L.Bean, Inc.
United States Steel Corporation
Ametek Inc
CareFirst BlueCross BlueShield
Turner Broadcasting System, Inc.
The Federal Reserve Bank of Cleveland
Old Dominion Electric Cooperative
SUPERVALU
Exide Technologies
Texas Mutual Insurance Company
Exel Inc.
Kansas City Southern Railway
Automobile Club of Southern California
Molex
Domino's Pizza LLC
Federal Reserve Bank of Atlanta
Federal Reserve Bank of Philadelphia
Board of Governors of the Federal Reserve System
Regions Financial Corporation
Sentara Healthcare
Tribune Company
Federal Reserve Bank of Richmond
NMHC
Trinity Health
Freeport-McMoRan Copper & Gold
SPX Corporation
Jones Lang LaSalle

Laboratory Corporation of America
Edward Jones
CUNA Mutual Group
GROWMARK, Inc.
Ingram Industries Inc.
Limited Brands Inc
Keystone Foods
Dole Food Company, Inc.
PHH Arval
Safety-Kleen Systems
Henry Ford Health System
Jacobs Technology Inc.
Auto Club Group
GNC Holdings, Inc.
Choice Hotels International
Federal Reserve Bank of Dallas
VF Corporation
Quest Diagnostics
Navistar, Inc
Alliant Energy Corporation
Washington University in St. Louis
Salt River Project
Rexnord LLC
Brown-Forman
TDS Telecom
Rich Products
Colorado Springs Utilities
SCANA Corporation
Jarden Corporation
CommScope In
J.R. Simplot Company
AFLAC
Ralph Lauren Corporation
Gaylord Entertainment
CEC Entertainment
Itochu International
Bob Evans Farms, Inc.
American Financial Group
Medical Mutual

Towers Watson 2012 General Industry Top Management Compensation Survey - U.S. (cont.)

Capital BlueCross
ESCO Corporation
HNI Corporation
Premier, Inc.
Avis Budget Group
Oglethorpe Power Corporation
Subaru of Indiana Automotive, Inc.
ASCO VALVE
Emerson
ESCO Technologies
Gannett Co., Inc.
Coca-Cola Refreshments
Aurora Health Care
Duke University
A. O. Smith Corp
Cox Enterprises, Inc.
UPS
University of Chicago
California Casualty Management Company
Oshkosh Corporation
Cablevision Systems Corporation
Avista Corp
Staples, Inc.
Energy Future Holdings
Principal Financial Group
Fortune Brands Home & Security, Inc.
Entergy Services, Inc
Hill Phoenix, Inc.
Dun & Bradstreet
Baxter International Inc.
Wayne Farms LLC
Joy Global
Metlife
Cornell University
Federal Reserve Bank of San Francisco
USG Corporation, Inc.
RR Donnelleu
Mary Kay Inc.
Transamerica
GKN plc
Legal & General America, Inc.
Ricoh Electronics, Inc.
Ricoh Americas Corp
USAA
Xcel Energy, Inc.
Walgreen Co.

Hilton Worldwide
Northwestern Mutual
FedEx Express
LG&E-KU Services
Cemex Inc
General Dynamics Information Technology
HNTB Companies
XO Communications
First American Financial Corporation
G&K Services
Worthington Industries, Inc.
John Crane
The Methodist Hospital System
LSG Sky Chefs
GenOn Energy
The Church of Jesus Christ of LDS
US. Foods
Whole Foods Market
Sykes Enterprises, Incorporated
BIC Advertising and Promotional Products (BIC APP)
The Joint Commission
Iron Mountain
Irvine Company
Express-Scripts, Inc.
Insperity
Winn-Dixie
Bank of America Merchant Services
University of South Florida
Lower Colorado River Authority
IDEXX Laboratories, Inc.
Elizabeth Arden, Inc.
The Taubman Company
Rollins Inc
Paychex, Inc.
Mine Safety Appliances Company
Kington Technologies
SEMCO Energy, Inc.
Sharp Electronics Corporation
EMCOR Group, Inc.
Computer Task Group, Inc.
Belk, Inc.
Boyd Gaming Corporation
MFS Investments
Farmland Foods Inc
MTS Systems Corporation

Towers Watson 2012 General Industry Top Management Compensation Survey - U.S. (cont.)

Amica Mutual Insurance Company
Papa John's
Delhaize America Shared Services Group LLC
Boy Scouts of America
Solo Cup Company
Southwest Gas Corporation
Zimmer Inc.
Redcats USA
Leggett & Platt, Incorporated
Gentiva Health Services
Blue Cross and Blue Shield of Louisiana
Merrill Corporation
Prometric
Magellan Health Services
ManpowerGroup
Standard Motor Products
Pegasus Solutions Inc.
Compressor Controls Corp.
Ames True Temper
Nature's Sunshine Products
Cigna Corporation
CarMax, Inc.
PSS World Medical, Inc.
The TJX Companies
CACI International Inc.
Coca Cola Bottling Company Consolidated
Edwards Lifesciences, LLC
Lawson Products, Inc.
CNH America LLC
Ferguson Enterprises, Inc.
Community Health Network
Diebold, Inc
Mitsubishi International Corporation
CHS Inc.
Bristow Group, Inc.
Coventry Healthcare
Intertape Polymer Group
University Health System
BlueCross BlueShield of South Carolina
Children's Healthcare of Atlanta
Winpak Portion Packaging Inc.
Serco Inc.
Dickstein Shapiro LLP
Duke Realty Corporation

Gerdau Long Steel North America
Michael Baker Corporation
Regency Centers
PMA Companies
Renaissance Learning, Inc.
Ventura Foods, LLC
Berwick Offray LLC
Alfa Laval Inc.
Merit Medical Systems
Sauer-Danfoss
KIK Custom Products
UL LLC.
The Schwan Food Company
University of Texas Health Science Center at San Antonio (UTHSCSA)
The University of Texas Health Science Center at Houston
Wheaton Franciscan Healthcare
SGT, Inc
University of Wisconsin Medcial Foundation
Seaman Corporation
University of Texas at Austin
Katun Corporation
Vi-Jon, Inc.
Acumed
Hendrick Health System
UnitedHealth Group
Orbital Sciences
American Cancer
SMSC Gaming Enterprise
Minneapolis School District
HU-FRIEDY MFG. CO.,
Cox Target Media/Valpak
Mercer University
DM PETROLEUM OPERATIONS
The NORDAM Group
Engineered Plastics Company
University of Maryland Faculty Physicians, Inc.
Lake Federal Bank, FSB
Alta Resources,
Securus Technologies
Paycor, Inc.
The Ryland Group, Inc.
AAA National Office

Towers Watson 2012 General Industry Top Management Compensation Survey - U.S. (cont.)

California Dental Association
RiceTec, Inc
Travis County
University of Minnesota
Chumash Casino Resort
Cobham, NA
Missouri Department of Conservation
Missouri Department of Transportation
URS Corporation
University of Georgia
Federal Reserve Bank of Boston
Lieberman Research Worldwide
CAMCRAFT
Tufts Health Plan
HDR, Inc.
Quadion Corporation
Core Laboratories
Pharmavite LLC
The University of Akron
Information Management Services, Inc.
CDM Smith
City of Houston
St. Louis County Government
Utah Transit Authority
Boddie Noell Enterprises, Inc
University of Houston
Kettering University
Zeon Chemicals
True Value Company
FLEXcon Co Inc
Ash Grove Cement Company
Georg Fischer Signet LLC
E.A. Sween Company
Maricopa Integrated Health System
Ohio Public Employees Retirement System
Quality Bicycle Products
The Samuel Roberts Noble Foundation, Inc.
Georgia Health Sciences Medical Center
Southeastern Freight Lines
Bryant University
Klein Tools, Inc.
South Jersey Gas Company
KI, Inc.
Hazelden Foundation
AmeriPride Services Inc.
CCA

WilmerHale
The Scooter Store
Edward Lowe Floundation
The Bergquist Company
The Community Preservation Corporation
Malco Products, Inc.
Via Christi Health
Weston Solutions
Publix Super Markets, Inc.
Stampin' Up! Inc
Wellmark Blue Cross Blue Shield
Citizens Republic Bancorp
SAN ANTONIO WATER SYSTEM
Recology Inc.
Chelan County PUD
Vail Resorts Management Company
McGladrey & Pullen, LLP
University of Medicine
Maricopa County
Little Lady Foods
Mayo Clinic
Sally Beauty Holdings, Inc.
West Bend Mutual Insurance Company
Penn State Hershey Medical Center
Isuzu North America Corp
Vermeer Corporation
Lane Enterprises, Inc.
TriMet
Applied Research Associates, Inc.
State Corporation Commission
Fermi National Accelerator Lab
Terumo BCT (formerly known as CaridianBCT)
Jefferson Science Associates
H Lee Moffitt Cancer Center
Simmons Bedding Company
Georgia Institute of Technology
Synthes USA
SAGE Publications
National Futures Association
NSK Americas
Red Wing Shoe Company, Inc.
Medica
College of St. Scholastica
Community Coffee Company, L.L.C.
Tecolote Research, Inc.

Towers Watson 2012 General Industry Top Management Compensation Survey - U.S. (cont.)

Seco Tools Inc
QTI Human Resources, Inc.
Harris County Hospital District
Gold Eagle Co
The University of Alabama at Birmingham
Salk Institute for Biological Studies
W.C. Bradley Co.
Rite-Hite Holding Corporation
Hunter Industries
Trinity Consultants, Inc.
Fleetwood Group, Inc.
Navy Exchange
UDR, Inc
QBE the Americas, Inc
Fairfield Manufacturing Company Inc.
American Career College and West Coast University
Dekalb Medical Health System
Bradley Corporation
COLSA Corporation
J. J. Keller & Associates, Inc.
Verde Realty
Baylor College of Medicine
Southern Poverty Law Center
Space Dynamics Laboratory
Stericycle
Judcial Council of California
Cracker Barrel Old Country Stores
Poudre Valley Health System
Patterson Companies Inc
WPS Insurance Co
Cambia Health Solutions
City of Las Vegas
MultiPlan, Inc.
University of North Texas
Boys & Girls Clubs of America
Hastings Mutual Insurance Company
Yamaha Corporation of America
IDEX Corp
Sentry Insurance
Learning Care Group, Inc
Walter Energy
Shands HealthCar
MTD Products Inc
S&C Electric Company
Wyle

Haynes International, Inc.
Scientific Research Corporation
Lake Region Medical
University of Notre Dame
University of Rochester
Universal Orlando
Citizens Energy Group
West Penn Allegheny Health System
HD Supply, Inc.
Univeristy of California, Berkeley
EnPro Industries
Ascned Performance Materials
CenturyLink
Rea Magnet Wire Company, Inc.
Project Management Institute
Doherty
UNFI
Greyhound Lines, Inc.
Johnson Outdoors
UT Southwestern Medical Center
Federal Reserve Bank of St. Louis
OSI Restaurant Partners, LLC
Fender Musical Instruments Corporation
Simon Property Group
ConnectiCare, Inc.
EmblemHealth
Johns Hopkins University
City of Garland
Genesis Energy LLC
NCCI Holdings, Inc.
Erickson Living
Grande Cheese Company
Neenah Paper, Inc.
RSC Equipment Rental
Magna
Froedtert Health, Inc.
Federal Reserve Bank of Minneapolis
Windstream Communications
Intrepid Potash, Inc.
ProBuild Holdings, LLC
Spectrum Health
Lutron Electronics Co., Inc.
Wells Enterprises
Stonyfield Farm
David Oppenheimer & Company
Cell Therapeutics, Inc. (CTI)

Towers Watson 2012 General Industry Top Management Compensation Survey - U.S. (cont.)

Hendrickson
The Wornick Company
Titanium Metals Corporation
Wayne Memorial Hospital
Institute for Defense Analyses
Gas Technology Institute
MAPFRE Insurance
City of Austin
Metagenics, Inc.
St. Jude Children's Research Hospital
Build-A-Bear Workshop
Molina Healthcare, Inc
American Commercial Lines
Kewaunee Scientific Corporation
Lantech
Mitsui USA
Oil-Dri Corporation of America
Panduit Corporation
Highmark Inc
Rice University
St. Cloud Hospital
TSYS
American University
National Interstate Insurance Company
Flexible Steel Lacing Company
Follett Corporation
Tenet Healthcare
Freeman
Schaumburg Township District Library
Wawa
Lighthouse International
Sole Technology
United Maritime Group
BlueCross BlueShield of Tennessee
Caelum Research Corporation
University of St Thomas
ITT Industries - Information Systems
Marshfield Clinic
The National Academies
University of Nebraska-Lincoln
Pepper Construction Group
City of Philadelphia
GOJO Industries
Miami Childrens Hospital
GuideStone Financial Resources
Wake Forest University

EnergySolutions
Bosch Rexroth
DePaul University
The ServiceMaster Company
Southco, Inc.
TXI Operations LP and Affiliates
West Virginia University Hospitals, Inc.
Dept of Defense
Uponor Inc
Thule Organization Solutions Inc.
Ohio State University
Port of Portland
ClubCorp, Inc.
GTECH
Axcess Financial Services, Inc.
Bemis Mfg. Co.
Pearson
Bridgepoint Education
Etnyre International, Ltd.
Asahi Kasei Plastics, North America, Inc.
Logic PD
Space Telescope Science Institute
Decurion Management Company
AgriBank, FCB
Rembrandt Enterprises, Inc.
Rational Energies, Inc.
CSIG
Bluestembrands
Seneca Niagara Falls Casino & Hotel
Arlington County Government
State Bar of Michigan
Farm Credit Bank of Texas
Beneficial Bank
IEEE
Integra Lifesciences Corporation
NJVC
Seventh Generation
Baylor Health Care System
First Citizens Bank
INTEGRIS Health
B. Braun Medical Inc.
PM Company
Cook Communications Ministries
Opus Bank
Bluegreen Corporation
FedEx Office & Print Services

Towers Watson 2012 General Industry Top Management Compensation Survey - U.S. (cont.)

Riverside Research Minneapolis School District United Conveyor Corporation Bulk Handling Systems Hitachi Computer Products (America) Inc.

2011 Mercer DB Complete

7-Eleven, Inc.
ACE USA
AECOM Technology Corporation
AFLAC Incorporated
AMERIGROUP Corporation
AMR Corporation
APL Ltd.
APL Ltd. - APL Logistics
APL Ltd. - APL Maritime
APL Ltd. - APL Terminals
APL Ltd. - Americas
ARAMARK Corporation
AT&T, Inc.
AXA Equitable
Abbott Laboratories
Accenture
Advance Auto Parts
Aetna, Inc.
Ahold USA
Aker Solutions
Allegheny Technologies Inc.
Allegheny Technologies Inc. - ATI
Precision Finishing
Allegheny Technologies Inc. - Allegheny
Ludlum
Allegheny Technologies Inc. - Allvac
Allegheny Technologies Inc. - Casting
Services
Allegheny Technologies Inc. - Metal
Working Products
Allegheny Technologies Inc. - Portland
Forge
Allegheny Technologies Inc. - Wah Chang
Alliant Techsystems
Allianz Life Insurance Company of North America
Ally Financial, Inc.
Altria
Altria - John Middleton Co
Altria - Philip Morris USA Inc.
Altria - U.S. Smokeless Tobacco Company
Ameren Corporation
Ameren Corporation - AmerenEnergy Fuels &
Services

Ameren Corporation -
AmerenEnergyResources
Ameren Corporation - AmerenIllinois
American Express
American Family Insurance
American International Group, Inc.
American International Group, Inc. - Chartis
Ameriprise Financial
AmerisourceBergen Corporation
AmerisourceBergen Corporation - Specialty
Group
Apache Corporation
Apple, Inc.
Arrow Electronics, Inc.
Arrow Electronics, Inc. - ECS
Arrow Electronics, Inc. - Global
Components
Assurant, Inc.
AutoNation
AutoZone, Inc.
Automatic Data Processing (ADP)
Automatic Data Processing (ADP) - AVS
Division
Automatic Data Processing (ADP) - Dealer
Services
Automatic Data Processing (ADP) - ES
International
Automatic Data Processing (ADP) -
Employer Services
Automatic Data Processing (ADP) -
Employer Services, MAD Division
Automatic Data Processing (ADP) -
Employer Services, NA Division
Automatic Data Processing (ADP) - TS
Division
Avery Dennison Corporation
Avis Budget Group Inc.
Avnet, Inc.
Avon Products, Inc.
BAE Systems, Inc. Land & Armaments
BASF Corporation
BHP Billiton Petroleum (Americas), Inc.
BJ's Wholesale Club, Inc.
BMW of North America, LLC
Baker Hughes, Inc.

2011 Mercer DB Complete (cont.)

Baker Hughes, Inc. - Baker Atlas
Baker Hughes, Inc. - Baker Hughes Drilling
Fluids
Baker Hughes, Inc. - Baker Hughes Inteq
Baker Hughes, Inc. - Baker Oil Tools
Baker Hughes, Inc. - Baker Petrolite
Baker Hughes, Inc. - Centrilift
Baker Hughes, Inc. - GeoMechanics
International
Baker Hughes, Inc. - Gulf of Mexico
Baker Hughes, Inc. - Hughes Christensen
Bank of America Corporation
Bank of the West
Barnes & Noble
Baxter International Inc.
Best Buy Company, Inc.
Big Lots, Inc.
Branch Banking & Trust Company
CB Richard Ellis Group, Inc.
CB Richard Ellis Group, Inc. - Americas
CB Richard Ellis Group, Inc. - Asset
Services
CB Richard Ellis Group, Inc. - Capital
Markets
CB Richard Ellis Group, Inc. - GCS Client
Accounts
CB Richard Ellis Group, Inc. - Investment
Properties
CB Richard Ellis Group, Inc. - US
Brokerage
CB Richard Ellis Group, Inc. - Valuation &
Advisory
CH2M Hill
CHS Inc.
CHS Inc. - Energy
CHS Inc. - Lubricants Division
CIGNA Corporation
CIGNA Corporation - CIGNA Group Insurance & Dental
CIGNA Corporation - CIGNA Healthcare
CIGNA Corporation - CIGNA International
CNA Financial Corporation
CNH America LLC
CVS/Caremark
CVS/Caremark - Pharmacy Retail
Cablevision Systems Corporation

Calpine Corporation
Cameron International
Cameron International - Centrifugal
Cameron International - Compression
Systems
Cameron International - Distributor Valves
Division
Cameron International - Drilling Systems
Cameron International - Drilling and P
roduction Systems
Cameron International - Engineered Valves
Division
Cameron International - Flow Control
Cameron International - Measurement
Division
Cameron International - Petreco Process
Systems
Cameron International - Process Valves
Division
Cameron International - Reciprocating
Cameron International - Subsea Systems
Cameron International - Surface Systems
Cameron International - Valves &
Measurement
Campbell Soup Company
Capital One Financial Corp.
CarMax, Inc.
Cardinal Health, Inc.
Celanese
Celanese - Acetyl Intermediates
Celanese - Advanced Engineered Materials
Celanese - Consumer Specialties
Celanese - Industrial Specialties
Celestica
CenterPoint Energy
CenturyLink
Chesapeake Energy Corporation
Chesapeake Energy Corporation -
Chesapeake Midstream Partners
Chesapeake Energy Corporation - Compass
Chesapeake Energy Corporation - Midcon
Chesapeake Energy Corporation - Nomac
Circle K Stores, Inc.
Citi
Citi - Citi North America

2011 Mercer DB Complete (cont.)

Citi - Citi North America, Operations &
Technology
Colgate-Palmolive Company
Colgate-Palmolive Company - Africa
Middle East Division
Colgate-Palmolive Company - Greater
Asia Division
Colgate-Palmolive Company - Hill's Pet
Nutrition
Colgate-Palmolive Company - Home Care
Colgate-Palmolive Company - Latin
America Division
Colgate-Palmolive Company - North
America Division
Colgate-Palmolive Company - Oral Care
Colgate-Palmolive Company - Personal
Care
Colgate-Palmolive Company - U.S.
Comcast Corporation
Comcast Corporation - Comcast Cable
Communications
Comcast Corporation - Comcast
Programming
Compass Bank
Compass Group North America
ConAgra Foods, Inc.
Constellation Energy Group, Inc.
Corning, Inc.
Corning, Inc. - Corning Cable Systems
Corning, Inc. - Display Technologies
Corning, Inc. - Environmental Technologies
Corning, Inc. - Life Sciences
Corning, Inc. - Optical Fiber
Corning, Inc. - Specialty & Ophthalmic
Materials
Coventry Health Care, Inc.
Coventry Health Care, Inc. - Altius Health Plan, Inc.
Coventry Health Care, Inc. - CHC Workers
Compensation
Coventry Health Care, Inc. - CHC of
Delaware, Inc.
Coventry Health Care, Inc. - CHC of
Georgia, Inc.
Coventry Health Care, Inc. - CHC of
Louisiana, Inc.

Coventry Health Care, Inc. - Government
Coventry Health Care, Inc. - Group Health
Plan, Inc.
Coventry Health Care, Inc. - HealthAmerica
Pennsylvania, Inc.
Coventry Health Care, Inc. - MHNet
Specialty Services, LLC
Coventry Health Care, Inc. - Midlands
(Iowa/Nebraska)
Coventry Health Care, Inc. - Southern
Health Services-Carelink
Coventry Health Care, Inc. - Vista
Coventry Health Care, Inc. - WellPath
Select, Inc.
Cummins, Inc.
Cummins, Inc. - Distribution Business
Cummins, Inc. - Emission Solutions
Cummins, Inc. - Engine Business
Cummins, Inc. - Filtration
Cummins, Inc. - Power Generation
Cummins, Inc. - Turbo Technologies
DIRECTV, Inc.
DISH Network Corp.
DRS Technologies
DTE Energy
Darden Restaurants, Inc.
Darden Restaurants, Inc. - Bahama Breeze
Darden Restaurants, Inc. - Capital Grill
Darden Restaurants, Inc. - LongHorn
Darden Restaurants, Inc. - Olive Garden
Darden Restaurants, Inc. - Red Lobster
Darden Restaurants, Inc. - Seasons 52
Darden Restaurants, Inc. - Specialty Group
Dean Foods Company
Dean Foods Company - Dairy
Dean Foods Company - WhiteWave Foods
Deere & Company
Deere & Company - A&T Div, Tractor/Turf
& Region 1&4
Deere & Company - John Deere Credit
Deere & Company - Landscapes
Deere & Company - WW Parts Services
Deere & Company - Worldwide
Construction & Forestry Operations
Delhaize America
Delhaize America - Bottom Dollar Foods

2011 Mercer DB Complete (cont.)

Delhaize America - Food Lion
Delhaize America - Hannaford
Delhaize America - Sweetbay
Devon Energy
Discover Financial Services Inc.
Dole Food Company, Inc.
Dollar General Corporation
Dollar Tree, Inc.
Dominion Resources, Inc.
Dominion Resources, Inc. - Dominion
Energy
Dominion Resources, Inc. - Dominion
Generation
Dominion Resources, Inc. - Dominion
Virginia Power
Domtar Corporation
Doosan Infracore International, Inc.
Dr. Pepper Snapple Group
Duke Energy Corporation
Duke Energy Corporation - Commercial
Power
Duke Energy Corporation - Customer Group
Duke Energy Corporation - Nuclear
Generation
E. I. du Pont de Nemours and Company
E. I. du Pont de Nemours and Company -
Agriculture and Nutrition
E. I. du Pont de Nemours and Company -
Chemicals and Fluroproducts
E. I. du Pont de Nemours and Company -
DuPont Packaging & Industrial Polymers
E. I. du Pont de Nemours and Company -
DuPont Performance Coatings
E. I. du Pont de Nemours and Company -
DuPont Titanium Technologies
E. I. du Pont de Nemours and Company -
Protection Technologies
E. I. du Pont de Nemours and Company -
Sustainable Solutions
eBay, Inc.
EMCOR Group, Inc.
EOG Resources, Inc.
Ecolab
El Paso Corporation
El Paso Corporation - Exploration and
Production

El Paso Corporation - Pipeline Group
Energy Future Holdings Corporation
Energy Future Holdings Corporation -
Luminant
Energy Future Holdings Corporation - TXU
Energy
Entergy
Entergy - Non-Regulated
Entergy - Regulated
Enterprise Products Partners L.P.
Erie Insurance Group
Estee Lauder Companies, Inc.
Exelon Corporation
Express Scripts, Inc.
Exxon Mobil Corporation, US Fuels
Marketing
Farmland Foods, Inc.
FedEx Express
FedEx Ground
Federal-Mogul Corporation
Federal-Mogul Corporation - Aftermarket
Federal-Mogul Corporation - Powertrain
Energy
Federal-Mogul Corporation - Vehicle Safety
and Protection Group
Ferguson Enterprises, Inc.
Fidelity National Information Services
Fifth Third Bancorp
First Data Corporation
FirstEnergy Corporation
FirstEnergy Corporation - FES
FirstEnergy Corporation - Jersey Central
Power & Light (JCP&L)
FirstEnergy Corporation - Metropolitan
Edison (MET-ED)
FirstEnergy Corporation - Ohio Edison
FirstEnergy Corporation - Pennsylvania
Electric Co. (PENELEC)
FirstEnergy Corporation - The Cleveland
Electric Illuminating Company
FirstEnergy Corporation - Toledo Edison
FirstGroup America
Fiserv, Inc.
Fluor Corporation
Fluor Corporation - Energy & Chemicals

2011 Mercer DB Complete (cont.)

Fluor Corporation - Fluor Government
Group
Fluor Corporation - Industrial &
Infrastructure
Fluor Corporation - Power
Foot Locker, Inc.
Foot Locker, Inc. - Champs/Team Edition
Foot Locker, Inc. - Foot Locker US/Kids
Foot Locker/Footaction
Foot Locker, Inc. - Footlocker.com/Eastbay
Fox Networks Group
Fox Networks Group - Fox Broadcasting
Fox Networks Group - Fox Sports Net
Regional Sports Network
Fox Networks Group - National Geographic
Channel
Fox Networks Group - SPEED
Freeport McMoRan Copper and Gold, Inc.
Fresenius Medical Care NA
Fresenius Medical Care NA - Fresenius
Medical Services
Fresenius Medical Care NA - Renal
Therapies Group
GameStop Corp.
General Dynamics Information Technology
(GDIT)
General Dynamics Information Technology
(GDIT) - Army Solutions
General Dynamics Information Technology
(GDIT) - Civil & Homeland Security
General Dynamics Information Technology
(GDIT) - Intelligence Solutions
General Dynamics Information Technology
(GDIT) - Navy & Air Force Systems
General Mills, Inc.
Gerdau Ameristeel
Giant Food Stores, LLC
Goodrich Corporation
Goodrich Corporation - Actuation and
Landing System
Goodrich Corporation - Electronic Systems
Goodrich Corporation - Nacelles and
 Interior Systems
Gulfstream Aerospace
H. J. Heinz Company

H. J. Heinz Company - Heinz North
America
H. J. Heinz Company - North American
Consumer Products
H. J. Heinz Company - US Foodservice
HSBC-North America
HSBC-North America - HSBC Bank USA
HSBC-North America - HSBC Insurance
Services
Halliburton Company
Hanesbrands, Inc.
Hannaford Bros. Co.
Harley-Davidson, Inc.
Harris N.A.
Harris Teeter, Inc.
Health Net, Inc.
Health Net, Inc. - Health Net Federal
Services
Health Net, Inc. - Health Net of Arizona
Health Net, Inc. - Health Net of California
Health Net, Inc. - Health Net of Oregon
Health Net, Inc. - Health Net of the

Northeast
Health Net, Inc. - Managed Health Network
Hess Corporation
Hess Corporation - Exploration &
 Production
Hess Corporation - Retail Stores
Holly Corporation
Holly Corporation -
Holly Refining and
Marketing Tulsa LLC
Holly Corporation - Navajo Refining
Company
Home Box Office
Hormel Foods Corporation
Hormel Foods Corporation - Affiliated BU's
Hormel Foods Corporation - Farmer John
Hormel Foods Corporation - Foodservice
Hormel Foods Corporation - Grocery
Products
Hormel Foods Corporation - Hormel Foods
International Corporation
Hormel Foods Corporation - Jennie-O
Turkey Store
Hormel Foods Corporation - Refrigerated
Foods

2011 Mercer DB Complete (cont.)

Hormel Foods Corporation - Specialty
Foods
Humana, Inc.
Huntington Bancshares Incorporated
Husky Energy Inc.
Hyatt Hotels Corporation
Hyatt Hotels Corporation - Hyatt Hotels &
Resorts Reservation Center
ING North America Insurance Corporation,
ING Life Insurance and Annuity Company
ING North America Insurance Corporation,
US Financial Services
Ingram Micro, Inc.
Ingram Micro, Inc. - North America
International Paper Company
J. C. Penney Company, Inc.
JPMorgan Chase Asset Management
JPMorgan Chase, Chase Card Services
Jabil Circuit, Inc.
Jacobs Engineering Group, Inc.
Jacobs Engineering Group, Inc. - Eastern
Region
Jacobs Engineering Group, Inc. - GBNA
Jacobs Engineering Group, Inc. - Global
Construction Services
Jacobs Engineering Group, Inc. - Global
Field Services
Jacobs Engineering Group, Inc. - Jacobs
Northern Region
Jacobs Engineering Group, Inc. - NAI East
Jacobs Engineering Group, Inc. - NAI West
Jacobs Engineering Group, Inc. - Western
Region
John Hancock Financial Services, Inc.
John Hancock Financial Services, Inc. - US
Insurance
Johnson Controls, Inc.
KBR, Inc.
KBR, Inc. - BE&K Building Group
KBR, Inc. - BE&K Federal Services
KBR, Inc. - Downstream
KBR, Inc. - Government & Infrastructure
KBR, Inc. - Government & Infrastructure,
Operations Management & Logistics
KBR, Inc. - Hyrdocarbons, Oil & Gas,
Granherne

KBR, Inc. - IGP, Power
KBR, Inc. - Petrochemicals
KBR, Inc. - Refining
KBR, Inc. - Services
KBR, Inc. - Services, US Construction
Operations
KBR, Inc. - Services, US Industrial Services
KBR, Inc. - Technology
KBR, Inc. - Upstream
KBR, Inc. - Upstream, Gas Monetization
KBR, Inc. - Upstream, Oil & Gas
Kellogg Company
Kellogg Company - Frozen Foods
Kellogg Company - International
Kellogg Company - Morning Foods
Kellogg Company - North America
Kellogg Company - Snacks
Kellogg Company - Specialty Channels
Kellogg Company - US
KeyCorp
Kimberly-Clark Corporation
Kinder Morgan, Inc.
Kohl's Corporation
Land O'Lakes, Inc.
Land O'Lakes, Inc. - Dairy Food Division
Land O'Lakes, Inc. - Feed Division
Land O'Lakes, Inc. - WinField Solutions
Liberty Mutual Group
Liberty Mutual Group - Agency Corporation
Liberty Mutual Group - Commercial
Markets
Liberty Mutual Group - Liberty
International
Liberty Mutual Group - National Markets
Liberty Mutual Group - Personal Markets
Limited Brands, Inc.
Limited Brands, Inc. - Bath And Body
Works
Limited Brands, Inc. - Victoria Secret Direct
Limited Brands, Inc. - Victoria's Secret
Stores
Lincoln Financial Group
Loews Corporation
Loews Corporation - Loews Hotels
Lorillard Inc.
Lufthansa Airlines

2011 Mercer DB Complete (cont.)

Luxottica Retail US
M&T Bank Corporation
M-I SWACO
Macy's, Inc.
Macy's, Inc. - Macy's Systems and
Technology
Manpower, Inc.
Marriott International
Marriott International - Marriott Vacation
Club International
Marriott International - The Ritz-Carlton
Marsh
Marsh & McLennan Companies, Inc.
Marshall & Ilsley Corporation
Marshall & Ilsley Corporation - Marshall &
Ilsley Bank
MassMutual Life Insurance Company
MassMutual Life Insurance Company -
OppenheimerFunds
Mattel, Inc.
Mattel, Inc. - American Girl
Mattel, Inc. - Fisher Price
McDonald's Corporation
MeadWestvaco Corporation
MeadWestvaco Corporation - Community
Development & Land Management
MeadWestvaco Corporation - Consumer &
 Office
MeadWestvaco Corporation - Consumer
Solutions Group
MeadWestvaco Corporation - Packaging
Resources Group
MeadWestvaco Corporation - Specialty
Chemicals
Medco Health Solutions, Inc.
Medco Health Solutions, Inc. - Accredo
Health, Inc.
Mercedes-Benz USA
MetLife
MetLife - MetLife Bank
MetroPCS Communications, Inc.
MetroPCS Communications, Inc. - Atlanta
MetroPCS Communications, Inc. - Boston
MetroPCS Communications, Inc. - Central
Florida
MetroPCS Communications, Inc. - Dallas

MetroPCS Communications, Inc. - Detroit
MetroPCS Communications, Inc. -
Jacksonville
MetroPCS Communications, Inc. - Las
Vegas
MetroPCS Communications, Inc. - Los
Angeles
MetroPCS Communications, Inc. - New
York
MetroPCS Communications, Inc. - Orlando
MetroPCS Communications, Inc. -
Philadelphia
MetroPCS Communications, Inc. -
Sacramento
MetroPCS Communications, Inc. - San
Francisco
MetroPCS Communications, Inc. - South
Florida
Mitsui & Co. (USA), Inc.
Molina Healthcare
Murphy Oil Corporation
Mutual of Omaha
Mutual of Omaha - Mutual of Omaha Bank
NRG Energy, Inc.
Nalco Holding Company
Nash-Finch Company
Nationwide Insurance
Nationwide Insurance - Advantage
Mortgage Company
Nationwide Insurance - Nationwide Better
Health
Navistar, Inc.
Nestlé USA, Inc.
Nestlé USA, Inc. - Baking Division
Nestlé USA, Inc. - Beverage Division
Nestlé USA, Inc. - Buitoni
Nestlé USA, Inc. - Confections & Snacks
Division
Nestlé USA, Inc. - Direct Store Delivery
Division
Nestlé USA, Inc. - Nestlé Dryer's Ice Cream
Nestlé USA, Inc. - Nestlé Prepared Foods
Company
Nestlé USA, Inc. - Nestlé Professionals
Nestlé USA, Inc. - Nestlé Sales
Nestlé USA, Inc. - Pizza Division

2011 Mercer DB Complete (cont.)

New York Life Insurance Company
NextEra Energy, Inc.
NextEra Energy, Inc. - Florida Power &
Light
NextEra Energy, Inc. - NextEra Energy
Resources
NiSource Inc.
NiSource Inc. - Columbia Gas of Ohio
NiSource Inc. - NIE
NiSource Inc. - NiSource Gas Transmission
& Storage
NiSource Inc. - Northern Indiana Public
Service Company
NiSource Inc. - Transmission Corporation
Nike, Inc.
Nordstrom, Inc.
Norfolk Southern Corporation
Northern Trust Corporation
Northwestern Mutual
Northwestern Mutual - Northwestern Mutual Trust Company
Novo Nordisk Inc.
ONEOK, Inc.
Office Depot
OfficeMax Incorporated
Owens Corning
Owens-Illinois, Inc.
Owens-Illinois, Inc. - Glass Container
PACCAR
PACCAR - Kenworth
PACCAR - PACCAR Engine Company
PACCAR - PACCAR Financial
PACCAR - Parts
PACCAR - Peterbilt Division
PACCAR - Winch
PNC Financial Services Group, Inc.
PPL Corporation
PacifiCorp
PacifiCorp - Pacific Energy
PacifiCorp - Rocky Mountain Power
Pacific Life Insurance Company
Parker Hannifin Corporation
Parker Hannifin Corporation - Aerospace
Group
Parker Hannifin Corporation - Automation
Group

Parker Hannifin Corporation - Climate and
Industrial Controls Group
Parker Hannifin Corporation - Filtration
Group
Parker Hannifin Corporation - Fluid
Connectors Group
Parker Hannifin Corporation - Hydraulics
Group
Parker Hannifin Corporation - Industrial
Parker Hannifin Corporation -
Instrumentation Group
Parker Hannifin Corporation - Seal Group
Peabody Energy Corporation
Peabody Energy Corporation - Peabody
Powder River Services LLC
Peabody Energy Corporation - Peabody
Rocky Mountain Management Services LLC
Pearson Education
Pearson Education - Edustructures
Pearson Education - Pearson VUE
Pepco Holdings, Inc.
Philips North America
Philips North America - Consumer
Lifestyles
Philips North America - Healthcare
Philips North America - Lighting
Phillips-Van Heusen Corporation
Phillips-Van Heusen Corporation - Calvin
Klein
Phillips-Van Heusen Corporation - Dress
Shirt
Phillips-Van Heusen Corporation - GH Bass
Phillips-Van Heusen Corporation - GSC
Phillips-Van Heusen Corporation - Izod
Retail
Phillips-Van Heusen Corporation - PVH
Sportswear
Phillips-Van Heusen Corporation -
Superba/Insignia
Phillips-Van Heusen Corporation - Tommy
Hilfiger
Phillips-Van Heusen Corporation - Van
Heusen Retail
Pitney Bowes, Inc.
Principal Financial Group
Principal Financial Group - Health Division

2011 Mercer DB Complete (cont.)

Progressive Corporation
Prudential Financial, Inc.
Public Service Enterprise Group, Inc.
Public Service Enterprise Group, Inc. - PSEG Energy Holdings, LLC
Public Service Enterprise Group, Inc. - PSEG Power, LLC
Public Service Enterprise Group, Inc. - Public Service Electric and Gas Company
Publix Super Markets, Inc.
PulteGroup, Inc.
PulteGroup, Inc. - Central Area
PulteGroup, Inc. - East Area
PulteGroup, Inc. - Gulf Coast Area
PulteGroup, Inc. - West Area
QVC, Inc.
Qualcomm, Inc.
Qwest Communications International, Inc.
RBS Citizens NA
RR Donnelley & Sons
Ralcorp Holdings, Inc.
Ralcorp Holdings, Inc. - Frozen Bakery
Products
Ralcorp Holdings, Inc. - Post Cereals LLC
Ralcorp Holdings, Inc. - Ralcorp Snacks,
Sauces & Spreads
Ralcorp Holdings, Inc. - Ralston Foods
Regions Financial Corporation
Reynolds American, Inc.
Reynolds American, Inc. - R. J. Reynolds
Tobacco Co.
Ricoh Americas Corporation
Rio Tinto plc US
Rio Tinto plc US - ColoWyo Coal Company
Rio Tinto plc US - Eagle
Rio Tinto plc US - Resolution Copper
Rite Aid Corporation
Rockwell Automation, Inc.
Rockwell Collins, Inc.
Royal Caribbean Cruises Ltd.
SCANA Corporation
SCANA Corporation - Carolina Gas
Transmission Corporation
SCANA Corporation - PSNC Energy

SCANA Corporation - Public Service Co of
NC, Communications, ServiceCare and
 SEMI
SCANA Corporation - SC Electric & Gas
SCANA Corporation - SEMI (SCANA
Energy Marketing, Inc.)
SLM Corporation
SPX Corporation
Safeway, Inc.
Samsung Telecommunications America
Sanofi-Aventis US
Sara Lee Corp.
Schlumberger Oilfield Services
Schneider Electric North America
Schneider Electric North America - Square
D Company, NOAD
Science Applications International
Corporation (SAIC)
Sears Holdings Corporation
Sears Holdings Corporation - Home Services
Sears Holdings Corporation - Hometown
Stores
Sears Holdings Corporation - Kmart
Sears Holdings Corporation - Retail
Services
Sears Holdings Corporation - Sears Auto
Centers
Sears Holdings Corporation - Sears Full
Line Stores
Siemens AG US
Smith International
Sodexo USA
Southern Company
Southern Company - Alabama Power
Company
Southern Company - Georgia Power
Southern Company - Gulf Power Company
Southern Company - Mississippi Power
Company
Southern Company - Southern Nuclear
Operating Co.
Southern Company - SouthernLINC
Southwest Airlines
Spectra Energy Corp.
Speedway SuperAmerica LLC

2011 Mercer DB Complete (cont.)

Sprint Nextel Corporation
Staples, Inc.
Staples, Inc. - North American Delivery
Starbucks Coffee Company
State Farm Insurance
Stryker Corporation
Stryker Corporation - MedSurg
Stryker Corporation - Orthopedics
Sun Life Financial (US)
SunTrust Banks, Inc.
Sunoco, Inc.
SuperValu
SuperValu - Acme
SuperValu - Albertsons
SuperValu - Cub Foods
SuperValu - Farm Fresh
SuperValu - Hornbacher's
SuperValu - Jewel-Osco
SuperValu - Save-A-Lot
SuperValu - Shaws
SuperValu - Shop 'n Save
SuperValu - Shoppers
SuperValu - bigg's
T-Mobile USA
TD Bank
TE Connectivity
TIAA-CREF
Target Corporation
Tesoro Corporation
Textron Inc.
Textron Inc. - Bell Helicopter
Textron Inc. - Cessna Aircraft
Textron Inc. - E-Z-Go
Textron Inc. - Greenlee
Textron Inc. - Jacobsen
Textron Inc. - Kautex
Textron Inc. - Textron Financial Corporation
Textron Inc. - Textron Systems
The Allstate Corporation
The Bank of New York Mellon
The Boeing Company
The Chubb Corporation
The Coca-Cola Company
The Coca-Cola Company - CCDA Water LLC

The Coca-Cola Company - North America
Group
The Gap, Inc.
The Hartford Financial Services Group, Inc.
The Hershey Company
The Hertz Corporation
The J.M. Smucker Company
The Kroger Company
The McGraw-Hill Companies
The McGraw-Hill Companies - Information
and Media Segment
The McGraw-Hill Companies - Information
and Media Segment, Aviation Week
The McGraw-Hill Companies - Information
and Media Segment, McGraw-Hill
Broadcasting
The McGraw-Hill Companies - Information
and Media Segment, McGraw-Hill
Construction
The McGraw-Hill Companies - Information
and Media Segment, Platts
The McGraw-Hill Companies - J.D. Power
and Associates
The McGraw-Hill Companies - McGraw-
Hill Education
The McGraw-Hill Companies - McGraw-
Hill Education, CTB/McGraw-Hill
The McGraw-Hill Companies - McGraw-
Hill Education, McGraw-Hill Professional
The McGraw-Hill Companies - McGraw-
Hill Education, McGraw-Hill School
Education Group
The McGraw-Hill Companies - McGraw-
Hill Education, McGraw-HillHigher
Education
The Nielsen Company
The Pantry, Inc.
The Sherwin-Williams Company
The Sherwin-Williams Company -
Consumer Group
The Sherwin-Williams Company -
Consumer Group, Consumer Division
The Sherwin-Williams Company -
Consumer Group, Diversified Brands
Division

2011 Mercer DB Complete (cont.)

The Sherwin-Williams Company - Global
Finishes
The Sherwin-Williams Company - Global
Group, Chemical Coatings Division
The Sherwin-Williams Company - Latin
American Coatings
The Sherwin-Williams Company - Paint
Stores Group
The Sherwin-Williams Company - Paint
Stores Group, Eastern Division
The Sherwin-Williams Company - Paint
Stores Group, Midwestern Division
The Sherwin-Williams Company - Paint
Stores Group, Southeastern Division
The Sherwin-Williams Company - Paint
Stores Group, Southwestern Division
The Sherwin-Williams Company - Paint and
Coatings
The Sherwin-Williams Company - Paint and
Sundries
The Stop & Shop Supermarket Company
The TJX Companies, Inc.
The Travelers Companies, Inc.
The Walt Disney Company
The Walt Disney Company - Consumer
Products
The Walt Disney Company - Disney ABC
Television Group
The Walt Disney Company - ESPN
The Walt Disney Company - Walt Disney
Parks & Resorts, LLC
The Walt Disney Company - Walt Disney
Studios
The Walt Disney Company - Walt Disney
World
The Williams Companies, Inc.
Thomson Reuters
Thrivent Financial for Lutherans
Time Warner Cable
Time Warner Cable - East Region
Time Warner Cable - Midwest Region
Time Warner Cable - New York City
Region
Time Warner Cable - West Region
Toys R Us, Inc.
Transocean, Inc.

Turner Broadcasting System, Inc.
UNUM Group
US Bancorp
Unilever U.S.
UnionBanCal Corporation
United Parcel Service
United Services Automobile Association
United States Cellular Corporation
United States Steel Corporation
United Stationers Supply Company
UnitedHealth Group
VF Corporation
VF Corporation - 7 for All Mankind
VF Corporation - Action Sports Americas
VF Corporation - Activewear
VF Corporation - Contemporary Brands
VF Corporation - Contemporary Brands,
Splendid/Ella Moss
VF Corporation - Eagle Creek
VF Corporation - Image Apparel
VF Corporation - Imagewear
VF Corporation - Jansport Americas
VF Corporation - Jeanswear
VF Corporation - Kipling
VF Corporation - Lucy
VF Corporation - Outdoor Americas
VF Corporation - Reef
VF Corporation - Sportswear
VF Corporation - The North Face
VF Corporation - VF Outlet
VF Corporation - Vans
Valero Energy Corporation
Valero Energy Corporation - Retail
Marketing Division
Visteon Corporation
Volvo Group North America
Volvo Group North America - Arrow Truck
Sales Inc.
Volvo Group North America - Business
Services
Volvo Group North America - Construction
Equipment
Volvo Group North America - Mack Trucks
Inc.
Volvo Group North America - Nova Bus
Company

2011 Mercer DB Complete (cont.)

Volvo Group North America - Parts
Volvo Group North America - Penta
Volvo Group North America - Powertrain
Volvo Group North America - SABA Holding Company
Volvo Group North America - Transport
Funding LLC
Volvo Group North America - Trucks
Volvo Group North America - VCE
Rents Inc.
Volvo Group North America - Volvo Cars
Volvo Group North America - Volvo
Financial Services
Volvo Group North America - Volvo
Information Technology
Volvo Group North America - Volvo
Logistics
Volvo Group North America - Volvo Road
Machinery Inc.
Volvo Group North America - VolvoAero
Connecticut, LLC
W.W. Grainger, Inc.
Wal-Mart Stores, Inc.
Walgreen Company
Walgreen Company - Health Services
Waste Management, Inc.
WellCare Health Plans
WellCare Health Plans - Florida Division
WellCare Health Plans - North Division
WellCare Health Plans - South Division
WellPoint, Inc.

Wells Fargo & Company
Western & Southern Financial Group
Western Digital
Western Union
Westinghouse Electric Company
Westinghouse Electric Company -
Automation
Westinghouse Electric Company - Nuclear
Fuel Group
Westinghouse Electric Company - Nuclear
Power Plants Group
Westinghouse Electric Company - Nuclear
Services Group
Whirlpool Corporation
Whole Foods Market, Inc.
XTO Energy, Inc.
Xcel Energy Inc.
Zimmer Holdings, Inc.
Zions Bancorporation
Zions Bancorporation - Amegy Bank
Zions Bancorporation - California Bank and
Trust
Zions Bancorporation - National Bank of
Arizona
Zions Bancorporation - Nevada State Bank
Zions Bancorporation - Vectra Bank
Colorado
Zions Bancorporation - Zions First National
Bank

ERI Economic Research Institute – Relevant Companies in the Aerospace Industry

AAR Corporation
Actuant Corp
Air Methods Corp.
Alabama Aircraft Industries Inc
Allegheny Technologies Inc
B/E Aerospace Inc
Barnes Group, Inc.
Boeing Co
Crane Company
Curtiss-Wright Corporation
Danaher Corporation
Ducommun Inc
Erickson Air-Crane Inc
Esterline Technologies
First Aviation Services, Inc.
GenCorp Inc.
General Dynamics
General Electric Co
Goodrich Corporation
Hawk Corporation
Heico Corporation
Honeywell International, Inc.
International Lease Finance Corp.
JDS Uniphase Corp (CA)
Kaman Corporation
Ladish Company Inc
Lockheed Martin Corporation
Moog, Inc.
Northrop Grumman Corp
Pall Corporation
Park Electrochemical Corp.
Parker Hannifin Corporation
Precision Castparts Corp.
Raven Industries, Inc.
Raytheon Company
Rockwell Automation
Rockwell Collins, Inc.
Spirit AeroSystems Holdings, Inc.
Teledyne Technologies Inc
Teleflex Inc.
Textron Inc
TransDigm Group Inc
TriMas Corporation
Triumph Group, Inc.
United Technologies Corp
Wesco Aircraft Holdings Inc.